UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 17 July 2025, London UK

US FDA approves GSK's Shingrix in a prefilled syringe presentation

●  Prefilled syringe presentation offers a convenient administration option to healthcare professionals
●  An estimated one million people develop shingles in the US each year[1]

GSK plc (LSE/NYSE: GSK) today announced that the US Food and Drug Administration (FDA) has approved a prefilled syringe presentation of Shingrix (GSK's Recombinant Zoster Vaccine or RZV) for the prevention of shingles (herpes zoster). The new prefilled syringe removes the need to reconstitute separate vials prior to administration, simplifying the vaccine administration process for healthcare professionals.

The existing vaccine presentation consists of two vials, a lyophilised (powder) antigen and a liquid adjuvant, which healthcare professionals combine prior to administering. The approval of the new presentation is based on data demonstrating technical comparability between the new and existing vaccine presentation. [2]

Brigid Groves, Vice President of Professional Affairs, American Pharmacists Association, said: "The prefilled syringe presentation of GSK's shingles vaccine is good news, providing a convenient method of administration. The FDA approval is a positive step toward driving prevention of this painful disease, and as a practicing pharmacist I welcome the availability of this new presentation."

Consistent with the existing indications for Shingrix, the prefilled syringe presentation is licenced in the US for immunisation of adults aged 50 years and older, as well as those aged 18 years and older who are or will be at increased risk of shingles due to immunodeficiency or immunosuppression caused by known disease or therapy.[3] The US Centers for Disease Control and Prevention (CDC) recommends two doses of GSK's shingles vaccine to prevent shingles and related complications in adults aged 50 years or over, and two doses for adults aged 19 years or over who are or will be immunodeficient or immunosuppressed.[4]

Tony Wood, Chief Scientific Officer, GSK, said: "At GSK, we are committed to advancing scientific innovation and delivering practical solutions that address the needs of the healthcare community. This new presentation of Shingrix was developed to streamline the vaccination process, supporting healthcare professionals to provide protection against shingles, a disease that 1 in 3 US adults will develop in their lifetime."

The prefilled syringe presentation of GSK's shingles vaccine is also undergoing regulatory review by the European Medicines Agency (EMA), with filing acceptance received in January 2025, marking another important regulatory milestone. In addition to GSK exploring submission of this presentation to other markets, this highlights GSK's commitment to providing solutions to help increase adult immunisation rates.

About shingles
Shingles is a painful, blistering rash that can last for weeks. Approximately 99% of US adults over 50 years old have the virus that causes shingles inside their body, although not everyone will develop shingles.1 An estimated one million people develop shingles annually in the US.1

Shingles is caused by the reactivation of the varicella-zoster virus (VZV), the same virus that causes chickenpox.[5] By age 50, VZV is present in most adults[6] and may reactivate with advancing age.[7] As people age, the strength of the immune system response to infection wanes, increasing the risk of developing shingles.7

About Shingrix (Recombinant Zoster Vaccine or RZV)
Shingrix (GSK's Recombinant Zoster Vaccine or RZV) is a non-live, recombinant subunit vaccine indicated for the prevention of shingles in adults 50 and over. It combines an antigen, glycoprotein E, with an adjuvant system, AS01B, and may help overcome the natural age-related decline in responses to immunisation that contributes to the challenge of protecting adults aged 50 and over from shingles.[8],[9] RZV is not indicated to prevent primary varicella infection (chickenpox). In several countries, RZV is also approved for adults aged 18 years or over at increased risk for shingles. The use of RZV should be in accordance with official recommendations and local product label.

The following information is based on the US Prescribing Information (PI) for Shingrix. Please refer to the US PI at this link: https://gskpro.com/content/dam/global/hcpportal/en_US/Prescribing_Information/Shingrix/pdf/SHINGRIX.PDF

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Simon Steel	+44 (0) 20 8047 5502	(London)
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	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q1 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

[1] CDC. About Shingles (Herpes Zoster). Available at https://www.cdc.gov/shingles/about/index.html. Last accessed: May 2025.
[2] GSK. Data on file 2025.
[3] Shingrix prescribing information. SHINGRIX (Zoster Vaccine Recombinant, Adjuvanted), suspension for intramuscular injection. Last accessed: July 2025.
[4] CDC. Shingles Vaccine Recommendations. Available at Shingles Vaccine Recommendations | Shingles (Herpes Zoster) | CDC. Last accessed: July 2025.
[5] Harpaz R, et al. Advisory Committee on Immunization Practices (ACIP), Centers for Disease Control and Prevention (CDC). Prevention of herpes zoster: recommendations of the Advisory Committee on Immunization Practices (ACIP). MMWR Recomm Rep. 2008;57(RR-5):1-30.
[6] Johnson, R.W., et al. Herpes zoster epidemiology, management, and disease and economic burden in Europe: a multidisciplinary perspective. Therapeutic advances in vaccines. 2015;3(4):109-20.
[7] Mueller, N.H., et al. Varicella zoster virus infection: clinical features, molecular pathogenesis of disease, and latency. Neurologic clinics. 2008;26(3):675-97.
[8] Cunningham, AL, et al. Efficacy of the Herpes Zoster Subunit Vaccine in Adults 70 Years of Age or Older. New England Journal of Medicine. 2016;375(11):1019-32.
[9] The GSK proprietary AS01 adjuvant system contains QS-21 Stimulon® adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. (NASDAQ: AGEN), MPL and liposomes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 17, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc